Exhibit 99.1

Eco Wave Power announces change of Certified Adviser to Vator Securities

Stockholm, Sweden, December 28, 2021 – Publicly traded wave energy developer, Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq US: WAVE, Nasdaq First North: ECOWVE), today announces change of Certified Adviser to Vator Securities.

Eco Wave Power hereby announces that it has entered into an agreement with Vator Securities AB (“Vator Securities”) regarding the service as a Certified Adviser. Vator Securities will be appointed Certified Adviser (CA) on January 1, 2022. Up until then, FNCA will continue to act as Certified Adviser for the Company.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global AB (publ) (“Eco Wave Power”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

FNCA is the Company’s Certified Adviser (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, o0r accessible through, the website mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

inna@ecowavepower.com

+9723509401